Exhibit 4.4

DESCRIPTION OF SECURITIES OF CUSHMAN & WAKEFIELD PLC
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of our ordinary shares. As of December 31, 2019, our ordinary shares were our only class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This summary does not purport to give a complete overview and may not contain all of the information that is important to you. To understand them fully, you should read our articles of association, a copy of which is filed with the SEC as an exhibit to this Annual Report on Form 10-K, and the applicable provisions of the U.K. Companies Act 2006. As used in this Exhibit 4.2, the terms “Company,” “we,” “us” or “our” mean Cushman & Wakefield PLC.

Overview of Ordinary Shares
Dividend Rights
Subject to preferences that may apply to preferred ordinary shares outstanding at the time, holders of outstanding ordinary shares will be entitled to receive dividends out of profits legally available for that purpose (as stated in its accounts that are deemed to be relevant accounts for the purposes of the U.K. Companies Act 2006) at the times and in the amounts as our board of directors may determine from time to time. In addition, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than such aggregate amount.
The articles of association permit the Company, by passing an ordinary resolution, to declare dividends. A declaration must not be made unless the directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount. In addition, the directors may decide to pay interim dividends.
All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to us. In addition, the payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof.
Voting Rights
Each outstanding ordinary share will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of ordinary shares shall have no cumulative voting rights. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid. The directors may from time to time make calls on shareholders in respect of any amounts unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.
Preemptive Rights
There are no rights of preemption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory preemption rights under the U.K. Companies Act 2006 in respect of the allotment of new shares. These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied only by way of a special resolution or under the articles of association. Such authority can only be granted, from time to time, for a specified period (not longer than five years).
Conversion or Redemption Rights
Our ordinary shares are neither convertible nor redeemable.
Liquidation Rights
Holders of ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding.
Variation of Rights
The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by a special resolution passed at a general meeting of the shareholders of that class.
Capital Calls
Our board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 days’ notice provided by our board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our board of directors.
Transfer of Shares
Our share register is maintained by our transfer agent, Computershare Trust Company, N.A. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through The Depository Trust Company, or DTC, is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register a transfer of a share that is:

●	not fully paid or on which we have a lien;

●	not lodged duly stamped at our registered office or at such other place as the directors may appoint, except where uncertificated shares are transferred without a written instrument;

●
not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer, except where a certificate has not been issued;

●	in respect of more than one class of share; or

●	in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.
Limitations on Ownership
Under English law and our articles of association, there are no limitations on the right of non-residents of the United Kingdom or owners who are not citizens of the United Kingdom to hold or vote our ordinary shares.
Listing
Our ordinary shares are listed on the New York Stock Exchange under the trading symbol “CWK.”
Preferred Ordinary Shares
Our board of directors may, from time to time, following an ordinary resolution of the ordinary shareholders granting authority to the directors to allot shares and special resolution of the ordinary shareholders to amend the articles of association (and disapply pre-emption rights, if not already disapplied), direct the issuance of preferred ordinary shares in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Satisfaction of any dividend preferences of outstanding preferred ordinary shares would reduce the amount of funds available for the payment of dividends on ordinary shares. Holders of preferred ordinary shares may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of ordinary shares. As of December 31, 2019, there were no preferred ordinary shares outstanding.
Articles of Association and English Law Considerations
Directors
Number. Unless and until we, in a general meeting of our shareholders, otherwise determine, the number of directors shall not be more than eleven and shall not be less than five.
Borrowing powers. Under our directors’ general power to manage our business, our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
Directors’ interests and restrictions.

(a)
Our board of directors may, in accordance with our articles of association and the requirements of the U.K. Companies Act 2006, authorize a matter proposed to us that would, if not authorized, involve a breach by a director of his duty under section 175 of the U.K. Companies Act 2006 to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director is not required, by reason of being a director, to account to the Company for any remuneration or other benefit that he or she derives from a relationship involving a conflict of interest or possible conflict of interest which has been authorized by our board of directors.

(b)
Provided that he or she has disclosed to the directors the nature and extent of any material interest, a director may be a party to, or otherwise interested in, any transaction, contract or arrangement with us and he or she may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested and that director shall not, by reason of his or her office, be accountable to the Company for any benefit that he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be required to be avoided because of any such interest or benefit.

(c)
A director shall not vote at a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or she has an interest that (together with any person connected with him or her within the meaning of section 252 of the U.K. Companies Act 2006) is to his or her knowledge a material interest, other than (i) an interest in shares or debentures or other securities of the Company, (ii) where permitted by the terms of any authorization of a conflict of interest or by an ordinary resolution or (iii) in the circumstances set out in paragraph (d) below, and shall not be counted in the quorum at a meeting with respect to any resolution on which he or she is not entitled to vote.

(d)
A director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her at the request of or for the benefit of us or any of our subsidiaries;

(ii)
the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiaries for which he or she has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)
any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase or exchange in which offer he or she is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

(iv)
any proposal concerning any other company in which he or she is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he or she (together with persons connected with him or her) does not to his or her knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his or her interest is derived) or of the voting rights available to shareholders of the relevant company;

(v)
any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement, death or disability benefits scheme or an employees’ share scheme under which he or she may benefit and which relates to our employees and/or directors and does not accord to such director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

(vi)	any proposal under which he or she may benefit concerning the giving of indemnities to our directors or other officers which the directors are empowered to give under our articles of association;

(vii)
any proposal under which he or she may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers that the directors are empowered to purchase, fund or maintain under our articles of association; and

(viii)	any proposal under which he or she may benefit concerning the provision to directors of funds to meet expenditures in defending proceedings.

(e)
Where proposals are under consideration to appoint two or more directors to offices or employment with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not prohibited from voting under paragraph (d)(iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his or her own appointment.

(f)
If any question shall arise at any meeting as to the materiality of a director’s interest or as to the entitlement of any director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting and his or her ruling in relation to any director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been disclosed fairly.

Remuneration.

(a)
Each of the directors may (in addition to any amounts payable under paragraph (b) and (c) below or under any other provision of our articles of association) be paid out of the funds of our company such fees as the directors may from time to time determine.

(b)
Any director who is appointed to hold any employment or executive office with us or who, at our request, goes or resides abroad for any of our purposes or who otherwise performs services that in the opinion of the directors are outside the scope of his or her ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the directors (or any duly authorized committee of the directors) may determine either in addition to or in lieu of any other remuneration.

(c)
Each director may be paid his or her reasonable travelling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting that as a director he or she is entitled to attend and shall be paid all expenses properly and reasonably incurred by him or her in the conduct of our company’s business or in the discharge of his or her duties as a director.

Pensions and other benefits. The directors may exercise all the powers of our company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, our company or any body corporate that is or has been a subsidiary of our company or a predecessor of the business of our company or of any such subsidiary and for the families and persons who are or was a dependent of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.
Appointment and retirement of directors.

(a)
The directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director so long as the total number of directors shall not exceed eleven.

(b)
We may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors or to replace a director removed from office under our articles of association so long as the total number of directors does not at any time exceed eleven.

(c)
Our articles of association will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors shall retire and shall (unless his or her terms of appointment with our company specify otherwise) be eligible for re-election at the annual general meeting held in each year.

(d)
The directors to retire by rotation pursuant to paragraph (c) above shall also include (so far as necessary to obtain the minimum number required) any relevant director who wishes to retire and not be re-elected.

(e)
At the meeting at which a director retires under any provision of our articles of association, we may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring director shall be deemed to have been re-appointed except where:

(i)	that director has given notice to us that he or she is unwilling to be elected; or

(ii)	at such meeting it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such director shall have been put to the meeting and not passed.

(f)	In the event of the vacancy not being filled at such meeting, it may be filled by the directors as a vacancy in accordance with sub-paragraph (a) above.

(g)
In filling any vacancy, the new director’s appointment will be in the same class as the retiring director, and such new director shall retire from office at the annual general meeting in the same year as the director he or she is replacing would have retired. If any additional directors are appointed, the board shall as part of any such appointment specify in which year such director will be eligible for re-election, keeping each class of directors as close to one-third of the total number of directors as possible.

(h)
The retirement of a director pursuant to paragraphs (c) and (d) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Removal of directors. Under the U.K. Companies Act 2006 and our articles of association, directors can be removed from office at any time by ordinary resolution or by a majority vote of the board of directors before the expiration of his or her term with or without cause.
Indemnity of directors. Under our articles of association, each of our directors is entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties to the fullest extent permissible under the U.K. Companies Act 2006. The U.K. Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, as described in “—Differences in Corporate Law—Liability of Directors and Officers.”
Shareholder rights plan
The articles of association provide our board of directors with the power to establish a rights plan and to grant rights to subscribe for ordinary shares in the Company and/or depositary receipts, certificates, instruments or other documents of title representing such ordinary shares (the “depositary interests”) pursuant to a rights plan where, in the opinion of our board of directors, acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of the issued voting shares of the Company, to do so would improve the likelihood that:

1)	any process which may result in an acquisition or change of control of the Company is conducted in an orderly manner;

2)	an optimum price is achieved for the ordinary shares or depositary interests;

3)	the board of directors would have time to gather relevant information or pursue appropriate strategies;

4)	the success of the Company would be promoted for the benefit of its members as a whole;

5)	the long term interests of the Company, its members and business would be safeguarded; and/or

6)	the Company would not suffer serious economic harm.
The articles of association further provide that our board of directors may, in accordance with the terms of a rights plan, determine to (i) allot ordinary shares pursuant to the exercise of rights or (ii) exchange rights for ordinary shares or depositary interests, where in the opinion of our board of directors acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of the issued voting shares of the Company, to do so would improve the likelihood of any or all of the factors mentioned in clauses (1) through (6) above.
These measures are included in the articles of association as the Takeover Code is not expected to apply to the Company and these measures are included commonly in the constitutions of U.S. companies. These provisions will apply for so long as the Company is not subject to the Takeover Code.
Shareholders’ meetings
Annual general meetings. Each year, we will hold a general meeting of our shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held within six months from the day following the end of our fiscal year at such time and place as the directors may appoint.
Calling of general meetings. Under the U.K. Companies Act 2006, not less than 21 clear days’ notice (i.e. 21 days, including weekdays, weekends and holidays, but excluding the date on which notice is given and the date of the meeting itself) must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice to the Company. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.
Quorum of meetings. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. Shareholders who together represent at least a majority of the voting rights of all of the shareholders entitled to vote at a meeting shall constitute a quorum for all purposes.
Shareholder proposals
The articles of association impose requirements on the content of any shareholder notice to either: (i) request a general meeting for the purposes of proposing a resolution; or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) matters relating to the identity of the relevant shareholder(s) and certain associated persons (including those acting in concert), and their respective interests in the Company. Additionally, the articles of association impose further requirements as to when such notices must be delivered. The provisions require (broadly, and subject to limited exceptions) the notices to be delivered to the company no earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the anniversary of the previous year’s annual general meeting. If these additional content and timing requirements are not complied with, then the relevant shareholder(s) who gave the notice, shall not be entitled to vote their shares (either in person or by proxy) at a general meeting in respect of the matters which are the subject of such notice.
Choice of forum/Governing law
The rights of holders of our ordinary shares are governed by the laws of England and Wales.
Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities law for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares will be deemed to have notice of and consented to the provisions of our articles of association, including the exclusive forum provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.
Mandatory offers
Although the Company is not subject to the Takeover Code, our board of directors recognizes the importance of the mandatory offer provisions and certain other Takeover Code protections afforded to shareholders of companies that are mandatorily subject to the Takeover Code. Our articles of association include similar protections. These provisions are summarized below and seek to regulate certain acquisitions of interests in the ordinary shares of the Company but do in some respects differ from the terms of the analogous protection under the Takeover Code. These provisions do not, however, provide all of the protections provided by the Takeover Code as our board of directors does not believe all provisions of the Takeover Code would be of benefit to the Company’s shareholders.
Under the applicable provisions of the articles of association, which are intended to be similar to Rule 9 of the Takeover Code (except as described below), a person must not:

(i)
whether by a series of transactions over a period of time or not, acquire an interest in ordinary shares which (taken together with ordinary shares in which persons determined by our board of directors to be acting in concert with him or her are interested) carry 30 percent or more of the voting rights of the Company; or

(ii)
while he or she (together with persons determined by our board of directors to be acting in concert with him or her) is interested in ordinary shares which in aggregate carry not less than 30 percent but not more than 50 percent of the voting rights of the Company, acquire, whether by himself or herself or with persons determined by our board of directors to be acting in concert with him or her, an interest in any other ordinary shares that (taken together with any interests in ordinary shares held by persons determined by the board of directors to be acting in concert with him or her), increases the percentage of ordinary shares carrying voting rights in which he or she is interested, except, in either case:

1)	with the advance consent of our board of directors or pursuant to an offer that is recommended by our board of directors;

2)
where the acquisition is made as a result of a voluntary offer made and implemented, save to the extent that our board of directors determines otherwise, for all of the issued and outstanding ordinary shares of the Company, that is in cash (or accompanied by a cash alternative), that is at a price not less than the highest price at which the acquirer (or any person acting in concert with him or her) has acquired or been issued shares in the 12-month period prior to such offer being made, with the offer being open for acceptances for at least 14 days after such offer becomes or is declared unconditional as to acceptances, and otherwise in accordance with the Takeover Code (as if the Takeover Code applied to the Company);

3)
where the acquisition is made pursuant to a single transaction which causes a breach of either limit described in (i) or (ii) above (otherwise than as a result of an offer) and the acquirer makes and implements a mandatory offer to all other shareholders of the Company on the basis described below (provided that, subject to certain exceptions, no further acquisitions are made by the acquirer other than pursuant to such a mandatory offer);

4)	an acquisition previously approved in general meeting by the shareholders of the Company who are independent of the acquirer and its concert parties; or

5)
there is an increase in the percentage of the voting rights attributable to an interest in ordinary shares held by a person or by persons determined by our board of directors to be acting in concert with him or her and such an increase would constitute a breach of either limit described in (i) or (ii) above where such increase results from the Company redeeming or purchasing its own ordinary shares or interests in ordinary shares.

Where a mandatory offer is required under the articles of association for the acquirer to avail itself of the exception in (3) above, such mandatory offer must be made and implemented in accordance with the rules applicable to mandatory offers under the Takeover Code (as if the Takeover Code applied to the Company). In particular, it must be unconditional (other than as to acceptances), be in cash (or accompanied by a cash alternative) and be at the highest price paid by such person required to make the mandatory offer (or any other person acting in concert with such person) for any interest in ordinary shares in the Company during the previous 12 months. Such a mandatory offer must be made within seven days of breaching either limit described in (i) or (ii) above, which is a shorter time period than would normally apply under the analogous provisions of the Takeover Code.
The exemption from breaching either limit described in (i) or (ii) (as described in (2) above) is narrower than the analogous exemption in the Takeover Code because under the Takeover Code acquisitions pursuant to non-cash and partial offers may also be exempt. This potentially provides our board of directors with greater power to defend a hostile non-cash or partial tender offer than would otherwise be available under the Takeover Code.
As set out in Article 131 of the articles of association, our board of directors has various powers (the exercise of which are subject to their fiduciary duties) to enforce these provisions (including disenfranchisement (as regards voting and entitlement to distributions) and refusal to register the transfer of ordinary shares).
Our board of directors has the full authority to determine the application of these provisions in the articles of association, including the deemed application of any relevant parts of the Takeover Code and such authority includes all the discretion that the Takeover Panel would exercise if the Takeover Code applied to the Company. Our board of directors is not required to give any reason for any decision or determination it makes.
Other English law considerations
Mandatory purchases and acquisitions. Pursuant to sections 979 to 991 of the U.K. Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.
Disclosure of interest in shares. Pursuant to Part 22 of the U.K. Companies Act 2006 and our articles of association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us the details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares. Under our articles of association, if a person defaults in supplying us with the required details in relation to the shares in question, or “Default Shares,” a court may order that:

●	in respect of the Default Shares, the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or

●
where the Default Shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the Default Shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant person of shares other than approved transfers may be registered (unless such person is not in default and the transfer does not relate to Default Shares), and/or (c) any shares held by the relevant person in uncertificated form shall be converted into certificated form.

Purchase of own shares. Subject to certain limited exceptions, under the U.K. Companies Act 2006, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because NYSE is not a “recognized investment exchange” under the U.K. Financial Services and Markets Act 2000, we may, subject to certain limited exceptions, purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire. A share buy-back by us of our ordinary shares will also give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by us, and such stamp duty will be paid by us.
U.K. City Code on Takeovers and Mergers
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to the Takeover Code, which is issued and administered by the Takeover Panel. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

(a)
acquires an interest in our shares which, when taken together with shares in which such person or persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or

(b)
who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

It is not currently expected that we would have our place of central management and control in the United Kingdom.
Exchange Controls
There are no laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.